Filed pursuant to Rule 424(b)(3)
Registration No. 333-205467

Prospectus Supplement

(To Prospectus dated July 15, 2015)

36,443,163 Shares

Del Taco Restaurants, Inc.

Common Stock

This Prospectus Supplement supplements and amends the prospectus dated July 15, 2015 (the “Prospectus”), that forms part of our Registration Statement on Form S-3 (Registration No. 333-205467), relating to the offer and sale of up to 36,443,163 shares of our common stock, which originally included up to 7,500,000 shares of our common stock that are issuable upon the exercise of warrants exercisable for shares of our common stock at an exercise price of $11.50 per share that were issued in our initial public offering pursuant to a prospectus dated November 13, 2013.

This prospectus supplement should be read in conjunction with the Prospectus, including any prospectus supplements thereto and all information incorporated by reference therein. This prospectus supplement is qualified by reference to the Prospectus, any other prospectus supplement thereto and such incorporated information, except to the extent that the information provided by this prospectus supplement modifies and supersedes the information in the Prospectus or any other prospectus supplement. If there is any inconsistency between the information in the Prospectus, any prospectus supplement thereto or filing incorporated therein, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Our common stock is listed on The Nasdaq Capital Market under the symbol “TACO.” The last reported sale price of our common stock on The Nasdaq Capital Market on October 27, 2016 was $13.59 per share.

Investing in our common stock involves risks. You should review carefully the risks included in the Prospectus under the heading “Risk Factors” beginning on page 3 of the Prospectus and in “Part I, Item 1A. Risk Factors,” in our most recent annual report on Form 10-K, and “Part II, Item 1A. Risk Factors,” in our most recent quarterly report on Form 10-Q filed subsequent to such Form 10-K, which are incorporated by reference into the Prospectus and this prospectus supplement in their entirety, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 28, 2016

On July 6, 2016, Levy Acquisition Sponsor, LLC distributed to its members all of the common stock and warrants of the Company held by Levy Acquisition Sponsor, LLC, pro rata, in accordance with the membership interests of the members for no consideration. Levy Acquisition Sponsor, LLC no longer holds any shares of common stock or warrants. We are filing this prospectus supplement to reflect such pro rata distribution by Levy Acquisition Sponsor, LLC and certain other transfers.

The information in the table (including footnotes) appearing under the heading “Selling Stockholders” beginning on page 24 of the Prospectus is amended by (i) deleting the references to Levy Acquisition Sponsor, LLC, Lawrence F. Levy, Ari B. Levy and Steven C. Florsheim and the shares held by such persons or entities, (ii) updating and superseding the information with respect to PW Acquisitions, LP and Patrick Walsh and (iii) adding the other selling stockholders listed in the table below. The percentages in the following table are based on the 39,153,003 shares of our common stock outstanding as of October 17, 2016. In calculating this percentage for a particular holder, we treated as outstanding the number of shares of our common stock issuable upon exercise of that particular holder’s warrants and did not assume exercise of any other holder’s warrants. All other information in the Selling Stockholder table contained in the Prospectus is as of July 1, 2015.

Name	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
	Number	Percentage	Number	Number
Levy Family Partners, LLC(14)	3,605,981	9.2%	3,321,111	284,870
Ari Levy 2003 Investment Trust(15)	2,225,598	5.7%	2,039,254	186,344
Steven Florsheim 2003 Investment Trust(16)	620,480	1.6%	578,780	41,700
Andrew Florsheim 2003 Investment Trust(17)	69,808	*	63,037	6,771
Robert Florsheim 2003 Investment Trust(18)	64,808	*	58,037	6,771
Timothy Won	102,058	*	96,498	5,560
Claire Murphy(19)	3,073,528	7.9%	2,828,606	244,922
Michael Wallach	68,159	*	62,599	5,560
Sophia Stratton	52,124	*	49,572	2,552
Jeremy Bauer	32,168	*	30,500	1,668
Adam Cummis	15,000	*	15,000	0
Andrew Feldman	3,626	*	2,583	1,043
Matt Kaftanich	5,000	*	5,000	0
PW Acquisitions, LP(5)	3,824,717	9.8%	3,779,125	45,592
Patrick Walsh(5)	3,830,025	9.8%	3,779,125	50,900

(*)	Represents less than 1%.
(5)

Reflects shares held by PW Acquisitions, LP. Patrick Walsh is the chief executive officer and managing member of the General Partner of PW Acquisitions, LP and exercises voting and dispositive power over these shares.

(14)

Lawrence F. Levy (our Chairman and Director) and Ari B. Levy (our Director) are two of the four managers of Levy Family Partners LLC and exercise voting and dispositive control over the shares held by Levy Family Partners, LLC. Each of Lawrence F. Levy and Ari B. Levy disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(15)	A trust established for the benefit of Ari B. Levy (our Director). Claire Murphy serves as trustee of the trust and exercises voting and dispositive power over these shares.
(16)

A trust established for the benefit of Steven C. Florsheim (our former Executive Vice President and Chief Acquisitions Officer and Director). Claire Murphy serves as trustee of the trust and exercises voting and dispositive power over these shares.

(17)	A trust established for the benefit of Andrew Florsheim. Claire Murphy serves as trustee of the trust and exercises voting and dispositive power over these shares.
(18)	A trust established for the benefit of Robert Florsheim. Claire Murphy serves as trustee of the trust and exercises voting and dispositive power over these shares.
(19)	Includes 2,980,694 shares held in trusts of which Ms. Murphy is trustee and exercises voting and dispositive power. Ms. Murphy disclaims beneficial ownership of these shares held in trusts.